# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mirion Technologies, Inc., CIK 0001809987
CUSIP: 60471A101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1218 Menlo Drive, Atlanta, Georgia (GA), 30318
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0000895345-21-000924
Filed by CIK 0001736027
Persons authorized to receive notices and communications: Philip Grovit, GSAM Holdings LLC, 200 West Street, New York, New York (NY), 10282, 212-859-8000

## Reporting persons
- GSAM Holdings LLC (CIK 0001736027): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,131,020; sole dispositive power 0; shared dispositive power 5,131,020; aggregate amount beneficially owned 5,131,020 (2.3% of the class)
- GOLDMAN SACHS GROUP INC (CIK 0000886982): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,187,419; sole dispositive power 0; shared dispositive power 5,187,419; aggregate amount beneficially owned 5,187,419 (2.3% of the class)
- GOLDMAN SACHS & CO. LLC (CIK 0000769993): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,187,419; sole dispositive power 0; shared dispositive power 5,187,419; aggregate amount beneficially owned 5,187,419 (2.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Mirion Technologies, Inc.
Address of issuer's principal executive offices: 1218 Menlo Drive, Atlanta, Georgia (GA), 30318
Comment: This Amendment (this "Amendment No. 9"), which relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Mirion Technologies, Inc., a Delaware corporation (the "Issuer"), further amends the initial Schedule 13D (as amended prior to the date hereof, the "Initial Filing"), of GSAM Holdings LLC ("Holdings"), GS Sponsor II LLC ("Sponsor"), Goldman Sachs & Co. LLC ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). Each of Holdings and Sponsor previously reported that it had ceased to be a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock. Holdings is included in the cover pages of this Amendment No. 9 solely for technical reasons. Disclosure items set forth in the Initial Filing shall remain in effect with respect to the Reporting Persons except to the extent expressly amended or superseded by this Amendment No. 9. All capitalized terms used and not expressly defined in this Amendment No. 9 have the respective meanings ascribed to such terms in the Initial Filing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by the addition of the following:

On December 17, 2024, the vesting conditions were satisfied in respect of the last of three tranches of the Founder Shares of Class A Common Stock previously reported in the Initial Filing. In connection with such vesting, Employee Participation 1 LLC distributed 441,668 shares of Class A Common Stock to its members and Employee Participation 2 LLC distributed 466,684 shares of Class A Common Stock to its members, in each case for no consideration. Further upon such vesting, Sponsor distributed 5,341,655 shares of Class A Common Stock to its members for no consideration. Each of Goldman Sachs and GS Group ceased to beneficially own such shares of Class A Common Stock upon such distributions, except for 2,668,329 shares of Class A Common Stock distributed to Holdings.

Additionally, on December 18, 2024, the Reporting Persons caused Holdings to make a charitable contribution of 2,201,980 shares of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D gives effect to the share distributions described in Item 4 and is incorporated by reference into this Item 5. The percentage beneficial ownership reported herein by each Reporting Person is based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 5,187,419 shares of Class A Common Stock, constituting 2.3% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, (i) 5,131,020 shares of Class A Common Stock held by Holdings and (ii) 56,399 shares of Class A Common Stock held by certain subsidiaries of GS Group in the ordinary course of business in order to facilitate the investing activity of their clients.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D gives effect to the share distributions described in Item 4 and is incorporated by reference into this Item 5. The percentage beneficial ownership reported herein by each Reporting Person is based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 5,187,419 shares of Class A Common Stock, constituting 2.3% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, (i) 5,131,020 shares of Class A Common Stock held by Holdings and (ii) 56,399 shares of Class A Common Stock held by certain subsidiaries of GS Group in the ordinary course of business in order to facilitate the investing activity of their clients.
Transactions in the class effected during the past sixty days: Except as described in Item 4, including the completion of the distributions described in Item 4 as set forth in Amendment No. 8, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, Schedule B or Schedule C, effected any transactions in the Class A Common Stock since the date of Amendment No. 8 other than a charitable contribution of 1,207,000 shares of Class A Common Stock by Holdings on November 26, 2024.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 18, 2024, upon the completion of the distributions and contribution described above in Item 4, each of Goldman Sachs and GS Group ceased to be a beneficial owner or more than five percent of the outstanding Class A Common Stock.

## Signatures
- GSAM Holdings LLC: /s/ N/A, N/A (12/18/2024)
- GOLDMAN SACHS GROUP INC: /s/ Crystal Orgill, Crystal Orgill, Attorney-in-Fact (12/18/2024)
- GOLDMAN SACHS & CO. LLC: /s/ Crystal Orgill, Crystal Orgill, Attorney-in-Fact (12/18/2024)